Filed pursuant to Rule 433

Free Writing Prospectus dated October 23, 2020

Registration No. 333-225397

Flagstar Bancorp, Inc.

$150,000,000

4.125% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

This term sheet supplements the information set forth in the Preliminary Prospectus Supplement dated October 22, 2020 to the Prospectus dated June 1, 2018 relating to Fixed-to-Floating Rate Subordinated Notes due 2030.

Issuer:	Flagstar Bancorp, Inc.
Security:	4.125% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)
Aggregate Principal Amount:	$150,000,000
Ratings[1]:	BBB by Kroll Bond Rating Agency, Inc. Baa3 by Moody’s Investors Service, Inc.
Trade Date:	October 23, 2020
Settlement Date:

October 28, 2020 (T + 3)

It is expected that delivery of the Notes will be made against payment therefor on or about October 28, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the delivery date of the Notes should consult their own advisors.

1 A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Maturity Date (if not previously redeemed):	November 1, 2030
Coupon:

From and including the Settlement Date to, but excluding, November 1, 2025 or the date of earlier redemption (the “fixed rate period”), 4.125% per annum, payable semi-annually in arrears.

From and including November 1, 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate, (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Subordinated Notes – Interest”), plus a spread of 391 basis points, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Interest on the Notes will be payable on May 1 and November 1 of each year through, but not including November 1, 2025 or the date of earlier redemption and quarterly thereafter on February 1, May 1, August 1 and November 1 of each year to, but not including, the Maturity Date or the date of earlier redemption. The first interest payment will be made on May 1, 2021.
Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.
Day Count Convention:	Fixed rate period: 30/360.
Floating rate period: Actual/360.
Ranking:	The Notes will be unsecured, subordinated obligations of the Company.
Redemption:	The Company may, at its option, beginning with the interest payment date of November 1, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

The Company may also redeem the Notes at any time prior to their maturity, including prior to November 1, 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve or such successor bank regulatory agency, within 90 days following the occurrence of a “Tax Event,” a “Tier 2 Capital Event” or the Company becoming required to register as an investment company pursuant to the 1940 Act.
Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof.
Use of Proceeds:	The Company intends to use the net proceeds from this offering for the Share Repurchase (defined below) pursuant to the Repurchase Agreement (defined below).
Prior to, the commencement of this offering, the Company entered into a repurchase agreement with MP Thrift Investments L.P. (“MP Thrift”) (the “Repurchase Agreement”), pursuant to which the Company agreed to repurchase from MP Thrift substantially simultaneously with this offering, up to $150 million of shares of the Company’s common stock (the “Share Repurchase”), at a purchase price per share of $32.6965, which is based on the volume-weighted average price (the “VWAP”) of the Company’s common stock for the three trading days up to and including October 22, 2020. The effectiveness of the Repurchase Agreement is conditioned only upon the completion of this offering.
Price to Public:	100.00% plus accrued interest, if any, from October 28, 2020, if settlement occurs after that date
Underwriter’s Discount:	1.20% of principal amount

Proceeds to Issuer (after underwriter’s discount, but before expenses):	$148,200,000
CUSIP/ISIN:	337930 AD3 / US337930AD30
Joint Book-Running Managers:	Raymond James & Associates, Inc. BofA Securities, Inc.

The Issuer has filed a shelf registration statement (File No. 333-225397) (including a base prospectus) and a related preliminary prospectus supplement dated October 22, 2020 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the Prospectus and the related Preliminary Prospectus Supplement if you request it from Raymond James & Associates, Inc. by calling toll free at 1-800-248-8863 or emailing prospectus@raymondjames.com or BofA Securities, Inc., by calling toll free at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.